SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ___)




                        TERAGLOBAL COMMUNICATIONS CORP.
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                                (Name of Issuer)



             SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001
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                         (Title of Class of Securities)




                                   880771 10 0
            --------------------------------------------------------
                                 (CUSIP Number)




       WALLERSUTTON 2000, L.P., ONE ROCKEFELLER PLAZA, NEW YORK, NY 10020
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)




                                 JUNE 28, 2001
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.

                                  SCHEDULE 13D

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CUSIP NO. 880771 10 0                                  PAGE 2 OF 5 PAGES
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         WallerSutton 2000, L.P.
         I.R.S. Identification No.: 13-3955719
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|_|

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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)

         WC
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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

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                        7       SOLE VOTING POWER
                                 5,597,016
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    5,597,016

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER


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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,597,016

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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           74.9%

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14        TYPE OF REPORTING PERSON (See Instructions)
           PN

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



                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 880771 10 0                                  PAGE 3 OF 5 PAGES
----------------------------                           -------------------------


ITEM 1.     SECURITY AND ISSUER

            This statement relates to shares of SERIES A CONVERTIBLE PREFERRED STOCK, $0.001 par value per share, of TERAGLOBAL COMMUNICATIONS CORP. (the "Corporation"). The Corporation's principal executive office is located at 9171 Towne Centre Drive, Suite 600, San Diego, CA 92122.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a) This statement is being filed by WallerSutton 2000, L.P. (the "Reporting Person").

            (b) The business address of the Reporting Person is: One Rockefeller Plaza, New York, NY 10020

            (c) The Reporting Person's present principal occupation is:
Investments.

            (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

            (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) The Reporting Person is a limited partnership formed under the laws of the State of Delaware.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Working capital.


ITEM 4.     PURPOSE OF TRANSACTION.

            The Reporting Person has acquired its beneficial ownership in the shares of Series A Convertible Preferred Stock for investment purposes. The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Person may decide to purchase additional shares of Series A Convertible Preferred Stock in the open market or a private transaction, or to sell any or all of its shares of Series A Convertible Preferred Stock.

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 880771 10 0                                  PAGE 4 OF 5 PAGES
----------------------------                           -------------------------


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The Reporting Person is the beneficial owner of 5,597,016 shares of Series A Convertible Preferred Stock or 74.9% of the outstanding Series A Convertible Preferred Stock.

            (b) The Reporting Person has the sole power to vote, or to direct the vote of, 5,597,016 shares of Series A Convertible Preferred Stock, and sole power to dispose of, or to direct the disposition of, 5,597,016 shares of Series A Convertible Preferred Stock.

            (c) None.

            (d) Not applicable.

            (e) Not applicable.


ITEM 6.     NONE


ITEM 7.     NONE

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 880771 10 0                                  PAGE 5 OF 5 PAGES
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SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       July 12, 2001


                                       WALLERSUTTON 2000, L.P.
                                       By:  WallerSutton 2000 L.L.C.,
                                            its General Partner


                                       By:  /s/  Jack Woodruff
                                           --------------------------
                                           Name:  Jack Woodruff
                                           Title: Member